Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Sep 30,		Growth (%)	June 30, 2015	Growth % Q2 16 over Q1 16
	2015	2014			
Revenues	**15,635**	**13,342**	**17.2**	**14,354**	**8.9**
Cost of sales	9,724	8,201	18.6	9,123	6.6
Gross Profit	**5,911**	**5,141**	**15.0**	**5,231**	**13.0**
Operating Expenses:					
Selling and marketing expenses	843	769	9.6	820	2.8
Administrative expenses	1,075	889	20.9	964	11.5
Total Operating Expenses	**1,918**	**1,658**	**15.7**	**1,784**	**7.5**
Operating Profit	**3,993**	**3,483**	**14.7**	**3,447**	**15.9**
Other Income, net	793	877	(9.6)	758	4.6
Share in associate's profit/(loss)	(1)	-	-	-	-
Profit before income taxes	**4,785**	**4,360**	**9.7**	**4,205**	**13.8**
Income tax expense	1,387	1,264	9.7	1,175	18.0
Net Profit	**3,398**	**3,096**	**9.8**	**3,030**	**12.1**
Earnings per equity share					
Basic (₹)	**14.87**	**13.55**	**9.8**	**13.26**	**12.1**
Diluted (₹)	**14.87**	**13.55**	**9.8**	**13.26**	**12.1**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Dec-14 and Jun-15

Statement of Comprehensive Income for six months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Sep 30,		Growth (%)
	2015	2014	
Revenues	**29,989**	**26,112**	**14.8**
Cost of sales	18,847	16,247	16.0
Gross Profit	**11,142**	**9,865**	**12.9**
Operating Expenses:			
Selling and marketing expenses	1,663	1,435	15.9
Administrative expenses	2,038	1,736	17.4
Total Operating Expenses	**3,701**	**3,171**	**16.7**
Operating Profit	**7,441**	**6,694**	**11.2**
Other Income, net	1,551	1,706	(9.1)
Share in associate's profit/(loss)	(1)	-	-
Profit before income taxes	**8,991**	**8,400**	**7.0**
Income tax expense	2,562	2,418	6.0
Net Profit	**6,429**	**5,982**	**7.5**
Earnings per equity share			
Basic (₹)	**28.13**	**26.17**	**7.5**
Diluted (₹)	**28.13**	**26.17**	**7.5**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Dec-14 and Jun-15

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Sep 30,		Growth (%)	June 30, 2015	Growth % Q2 16 over Q1 16
	2015	2014			
Revenues	**2,392**	**2,201**	**8.7**	**2,256**	**6.0**
Cost of sales	1,488	1,353	10.0	1,434	3.8
Gross Profit	**904**	**848**	**6.6**	**822**	**10.0**
Operating Expenses:					
Selling and marketing expenses	129	127	1.6	129	-
Administrative expenses	165	146	13.0	152	8.6
Total Operating Expenses	**294**	**273**	**7.7**	**281**	**4.6**
Operating Profit	**610**	**575**	**6.2**	**541**	**12.7**
Other Income, net	121	144	(16.0)	119	1.7
Share in associate's profit/(loss)	-	-	-	-	-
Profit before income taxes	**731**	**719**	**1.7**	**660**	**10.8**
Income tax expense	212	208	1.9	184	15.2
Net Profit	**519**	**511**	**1.6**	**476**	**9.1**
Earnings per equity share					
Basic ($)	**0.23**	**0.22**	**1.6**	**0.21**	**9.1**
Diluted ($)	**0.23**	**0.22**	**1.6**	**0.21**	**9.1**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Dec-14 and Jun-15

Statement of Comprehensive Income for six months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Sep 30,		Growth (%)
	2015	2014	
Revenues	**4,647**	**4,334**	**7.2**
Cost of sales	2,922	2,697	8.3
Gross Profit	**1,725**	**1,637**	**5.4**
Operating Expenses:			
Selling and marketing expenses	258	238	8.4
Administrative expenses	316	288	9.7
Total Operating Expenses	**574**	**526**	**9.1**
Operating Profit	**1,151**	**1,111**	**3.6**
Other Income, net	240	283	(15.2)
Profit before income taxes	**1,391**	**1,394**	**(0.2)**
Income tax expense	396	401	(1.2)
Net Profit	**995**	**993**	**0.2**
Earnings per equity share			
Basic ($)	**0.44**	**0.43**	**0.2**
Diluted ($)	**0.44**	**0.43**	**0.2**

Note – Previous period EPS numbers have been restated due to issue of bonus shares in Dec-14 and Jun-15

Revenues by Geographical Segment

(In %)

	Quarter ended			LTM	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
North America	63.3	63.2	60.8	62.7	60.3
Europe	22.9	22.4	24.7	23.1	24.8
India	2.3	2.2	2.2	2.4	2.5
Rest of the world	11.5	12.2	12.3	11.8	12.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Business IT Services	**62.3**	**62.3**	**63.0**	**62.4**	**62.4**
Application Development	14.0	14.0	16.1	14.3	15.8
Application Maintenance	19.6	19.9	18.9	19.7	19.1
Infrastructure Management Services	8.7	8.3	7.9	8.3	7.5
Testing Services	9.0	8.9	9.4	9.0	9.2
Product Engineering Services	3.3	3.5	3.4	3.4	3.3
Business Process Management	4.9	5.0	5.1	5.1	5.3
Others	2.8	2.7	2.2	2.6	2.2
Consulting, Package Implementation & Others	**32.8**	**32.8**	**32.4**	**32.7**	**32.6**
Products, Platforms and Solutions	**4.9**	**4.9**	**4.6**	**4.9**	**5.0**
Products	2.8	3.2	2.9	3.1	3.3
BPM Platform	1.0	1.0	1.2	1.0	1.2
Others	1.1	0.7	0.5	0.8	0.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Fixed Price	44.0	42.4	41.4	43.3	41.0
Time & Materials	56.0	57.6	58.6	56.7	59.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Industry

(in %)

	Quarter ended			LTM	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Banking & Financial Services, Insurance	**32.8**	**33.1**	**32.8**	**33.1**	**33.3**
Banking & financial services	*27.2*	*27.1*	*26.8*	*27.1*	*27.2*
Insurance	*5.6*	*6.0*	*6.0*	*6.0*	*6.1*
Manufacturing	**23.8**	**24.0**	**23.3**	**23.8**	**23.1**
Retail & Life Sciences	**24.6**	**24.1**	**23.4**	**24.0**	**23.9**
Retail & CPG	*14.9*	*15.0*	*15.3*	*15.0*	*15.7*
Transport & Logistics	*1.9*	*1.5*	*1.5*	*1.6*	*1.6*
Life Sciences	*5.9*	*5.6*	*4.7*	*5.5*	*4.7*
Healthcare	*1.9*	*2.0*	*1.9*	*1.9*	*1.9*
Energy, Utilities, Communications & Services	**18.8**	**18.8**	**20.5**	**19.1**	**19.7**
Energy & Utilities	*4.7*	*4.2*	*5.5*	*4.6*	*5.3*
Telecom	*7.9*	*8.4*	*8.9*	*8.3*	*8.5*
Others	*6.2*	*6.2*	*6.1*	*6.2*	*5.9*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	March 31, 2015	March 31, 2014
Number of Clients					
Active	1,011	987	912	950	890
Added during the period (gross)	82	79	49	221	238
Number of million dollar clients*					
1 Million dollar +	542	535	526	529	501
5 Million dollar +	258	248	237	244	232
10 Million dollar +	169	161	150	159	148
25 Million dollar +	85	83	83	83	78
50 Million dollar +	50	49	43	47	42
75 Million dollar +	31	28	27	29	24
100 Million dollar +	14	14	13	15	13
200 Million dollar +	6	6	3	4	3
300 Million dollar +	1	1	-	-	1
Client contribution to revenues					
Top client	3.7%	3.7%	3.4%	3.3%	3.8%
Top 5 clients	14.0%	14.0%	13.6%	13.5%	14.4%
Top 10 clients	22.8%	23.0%	22.9%	22.7%	23.8%
Repeat business	97.6%	98.4%	98.1%	97.8%	97.7%
Days Sales Outstanding	64	68	63	65	62

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			LTM	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Effort					
Onsite	29.2	29.2	28.7	29.0	29.3
Offshore	70.8	70.8	71.3	71.0	70.7
Revenues					
Onsite	56.1	56.1	54.6	55.6	54.7
Offshore	43.9	43.9	45.4	44.4	45.3
Utilization					
Including trainees	75.4	75.7	75.2	74.9	73.8
Excluding trainees	81.3	80.2	82.3	80.7	79.0

Person Months Data - Consolidated IT Services

	Quarter ended			LTM	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	Sep 30, 2015	Sep 30, 2014
Billed – Onsite	94,593	91,424	80,965	355,706	318,734
– Offshore	229,737	221,449	201,333	872,504	768,938
TOTAL	**324,330**	**312,873**	**282,298**	**1,228,210**	**1,087,672**
Non Billable	74,492	77,465	60,742	294,532	289,171
Trainee	31,280	22,794	32,152	116,634	96,109
Sales & Support	26,015	24,874	22,770	97,648	90,120
TOTAL	**456,117**	**438,006**	**397,962**	**1,737,024**	**1,563,072**

Consolidated IT Services

	Quarter ended						LTM			
	Sep 30, 2015	Sequential growth %	June 30, 2015	Sequential growth %	Sep 30, 2014	Sequential growth %	Sep 30, 2015	Year on Year growth %	Sep 30, 2014	Year on Year growth %
Effort - (Person months)										
Onsite	94,593	3.5	91,424	6.6	80,965	1.1	355,706	11.6	318,734	1.4
Offshore	229,737	3.7	221,449	4.9	201,333	3.8	872,504	13.5	768,938	11.4
Total	**324,330**	**3.7**	**312,873**	**5.4**	**282,298**	**3.0**	**1,228,210**	**12.9**	**1,087,672**	**8.2**
Revenues – ($ million)										
Onsite	1,217.56	6.5	1,143.54	6.3	1,089.94	3.8	4,538.88	7.8	4,208.64	4.8
Offshore	951.65	6.2	896.22	2.6	906.34	3.4	3,629.04	4.3	3,479.05	12.8
Total	**2,169.21**	**6.3**	**2,039.76**	**4.6**	**1,996.28**	**3.6**	**8,167.92**	**6.2**	**7,687.69**	**8.2**

Revenue per FTE

(In US $ '000)

	Quarter ended			Year Ended	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	March 31, 2015	March 31, 2014
Revenue per FTE - Consolidated	51.2	51.7	52.4	52.3	51.9

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	March 31, 2015	March 31, 2014
Total employees	1,87,976	1,79,523	1,65,411	1,76,187	1,60,405
S/W professionals	1,77,110	1,68,583	1,55,745	1,66,046	1,51,059
Billable	1,62,758	1,58,025	140,219	1,54,504	1,37,391
Banking product group	5,369	5,515	5,367	5,357	6,254
Trainees	8,983	5,043	10,159	6,185	7,414
Sales & Support	10,866	10,940	9,666	10,141	9,346
Gross addition	17,595	11,889	14,255	53,386	39,985
Of which lateral addition	7,452	5,886	4,774	23,156	12,247
Attrition	9,142	8,553	10,128	37,604	36,268
Net addition	8,453	3,336	4,127	15,782	3,717
Attrition % (Annualized Standalone)	14.1%	14.2%	21.1%	18.9%	18.7%
Attrition % (Annualized Consolidated)	19.9%	19.2%	24.8%	22.3%	22.9%

Infrastructure (as on Sep 30, 2015)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	5,303,113	35,688	281,664	2,065	3.4
Pune	6,247,705	36,825	444,323	-	-
Chennai	4,276,536	25,247	-	-	-
Hyderabad	4,924,082	25,992	171,984	-	-
Bhubaneshwar	1,082,214	4,974	847,992	3,786	-
Mangalore	1,945,636	6,826	604,000	4,800	-
Mysore (including ILI)*	11,537,626	15,576	564,958	5,000	-
Chandigarh	1,193,052	6,525	-	-	-
Trivandrum	2,031,866	7,589	810,978	6,995	-
Delhi/ NCR	128,043	986	173,235	1,300	-
Jaipur	374,139	3,400	404,106	4,000	-
Global centers	2,024,101	18,452	810,658	4,500	-
Total	**41,068,113**	**188,080**	**5,113,898**	**32,446**	**3.4**

*Infosys Leadership Institute

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Sep 30, 2015	June 30, 2015	Sep 30, 2014	March 31, 2015	March 31, 2014
Period closing rate	65.59	63.65	61.75	62.50	59.92
Period average rate	65.36	63.63	60.63	61.18	60.75

Constant Currency Reporting

Reported revenues	Q2 16	Q1 16	Q4 15	Q3 15	Q2 15
Revenues ($ mn)	2,392	2,256	2,159	2,218	2,201
Sequential growth %	6.0	4.5	(2.6)	0.8	3.1
YoY growth %	8.7	5.7	3.2	5.6	6.5

Constant currency – Q o Q	Q2 16	Q1 16	Q4 15	Q3 15	Q2 15
Revenues ($ mn)	2,412	2,254	2,208	2,258	2,217
Sequential growth (%)	6.9	4.4	(0.4)	2.6	3.9

Constant currency – Y o Y	Q2 16	Q1 16	Q4 15	Q3 15	Q2 15
Revenues ($ mn)	2,513	2,365	2,256	2,265	2,197
YoY growth (%)	14.2	10.9	7.8	7.9	6.3

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q2 16	Q1 16	FY 15	Q4 15	Q3 15	Q2 15
AUD	0.71	0.78	0.87	0.78	0.85	0.92
EURO	1.11	1.11	1.26	1.11	1.25	1.32
GBP	1.54	1.55	1.61	1.51	1.58	1.66

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q2 16	Q1 16	FY 15	Q4 15	Q3 15	Q2 15
AUD	6.8	7.3	7.6	6.6	7.4	8.2
EURO	9.5	8.9	10.2	9.4	10.3	10.4
GBP	6.6	6.3	5.9	5.9	5.8	5.9

Q2 2016

Geographical segment – growth

North America grew by 6.1% sequentially; and 6.2% in constant currency

Europe grew by 8.3% sequentially and in constant currency

India grew by 9.4% sequentially; and 12.1% in constant currency

Rest of the world grew by 0.8% sequentially; and 7.1 % in constant currency

Industry segment – growth

FSI grew by 5.2% sequentially; and 6.4% in constant currency

MFG grew by 5.5% sequentially; and 5.8% in constant currency

RCL grew by 7.9% sequentially; and 8.2% in constant currency

ECS grew by 5.9% sequentially; and 7.8% in constant currency